# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TEMPUS AI, INC., CIK 0001717115
CUSIP: 88023B103
Title of class of securities: Class A Common Stock, $0.0001 Par Value Per Share
Address of issuer's principal executive offices: 600 West Chicago Avenue, Suite 510, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-125615
Filed by CIK 0001114357

## Reporting persons
- Eric Paul Lefkofsky: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 4,258,089; shared voting power 40,610,728; sole dispositive power 4,258,089; shared dispositive power 40,610,728; aggregate amount beneficially owned 44,868,817 (25.9% of the class)
- Blue Media, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,692,436; sole dispositive power 0; shared dispositive power 30,692,436; aggregate amount beneficially owned 30,692,436 (17.8% of the class)
- Gray Media, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,407,283; sole dispositive power 0; shared dispositive power 9,407,283; aggregate amount beneficially owned 9,407,283 (5.6% of the class)

## Item 1. Issuer
Name of issuer: TEMPUS AI, INC.
Address of issuer's principal executive offices: 600 West Chicago Avenue, Suite 510, Chicago, IL, 60654.

## Item 2. Person Filing
Name of person filing:
Eric Paul Lefkofsky ("Mr. Lefkofsky")
Blue Media, LLC ("Blue Media")
Gray Media, LLC ("Gray Media" and together with Mr. Lefkofsky and Blue Media, the "Reporting Persons")
The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Tempus AI, Inc.
600 West Chicago Avenue, Suite 510
Chicago, IL 60654
Citizenship:
Individuals: Mr. Lefkofsky - United States
Entities: Blue Media - Delaware
Gray Media - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Lefkofsky beneficially owns 44,868,817 shares which consists of: (i) 4,220,589 shares of the Issuer's Class A Common Stock, (ii) 37,500 shares of the Issuer's Class A Common Stock issuable upon the vesting of restricted stock units within 60 days of March 31, 2025, (iii) 206 shares of the Issuer's Class A Common Stock held by Black Media, LLC ("Black Media"), (iv) 25,827,132 shares of the Issuer's Class A Common Stock held by Blue Media, (v) 9,407,283 shares of the Issuer's Class A Common Stock held by Gray Media, (vi) 332,131 shares of the Issuer's Class A Common Stock held by Lefkofsky Family Foundation DTD 9/5/06 Eric Lefkofsky TTEE (the "Foundation"), (vii) 187 shares of the Issuer's Class A Common Stock held by 346 Long LLC, (viii) 178,485 shares of the Issuer's Class A Common Stock issuable upon conversion of 178,485 shares of the Issuer's Class B Common Stock held by Black Media, (ix) 4,865,304 shares of the Issuer's Class A Common Stock issuable upon conversion of 4,865,304 shares of the Issuer's Class B Common Stock held by Blue Media. Mr. Lefkofsky is the sole manager of each of Black Media, Blue Media and Gray Media and a member of, and controls a limited liability company that is a member of, 346 Long LLC. Mr. Lefkofsky and his wife, Elizabeth Lefkofsky, serve as trustees of the Foundation. Mr. Lefkofsky holds shared voting and dispositive power of the securities reported herein.

Blue Media beneficially owns 30,692,436 shares which consists of: (i) 25,827,132 shares of the Issuer's Class A Common Stock held by Blue Media and (ii) 4,865,304 shares of the Issuer's Class A Common Stock issuable upon conversion of 4,865,304 shares of the Issuer's Class B Common Stock held by Blue Media. Mr. Lefkofsky is the sole manager of Blue Media and shares voting and dispositive power of the securities reported herein.

Gray Media beneficially owns 9,407,283 shares of Class A Common Stock. Mr. Lefkofsky is the sole manager of Gray Media and shares voting and dispositive power of the securities reported herein.
Percent of class:
Mr. Lefkofsky owns 25.9% of Class A Common Stock and 25.9% of combined Common Stock.

Blue Media owns 17.8% of Class A Common Stock and 17.7% of combined Common Stock.

Gray Media owns 5.6% of Class A Common Stock and 5.4% of combined Common Stock.

These percentages are calculated based upon (i) 167,989,074 shares of the Issuer's Class A Common Stock and (ii) 5,043,789 shares of the Issuer's Class B Common Stock outstanding as of March 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.

In addition, calculation of the percentage of Class A Common Stock beneficially owned by each Reporting Person includes shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by such Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of such Reporting Person.

Calculation of the percentages of Class A Common Stock and combined Common Stock beneficially owned by each Reporting Person also includes shares of the Issuer's Class A Common Stock issuable upon the vesting of restricted stock units within 60 days of March 31, 2025.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Eric Paul Lefkofsky: /s/ Eric Paul Lefkofsky, Eric Paul Lefkofsky (05/09/2025)
- Blue Media, LLC: /s/ Eric Paul Lefkofsky, Eric Paul Lefkofsky, Manager (05/09/2025)
- Gray Media, LLC: /s/ Eric Paul Lefkofsky, Eric Paul Lefkofsky, Manager (05/09/2025)